Home61, Inc.

A Delaware Corporation

Consolidated Financial Statements (Unaudited)
and
Independent Accountant's Review Report

December 31, 2016

TABLE OF CONTENTS





F&A

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Stockholders and Management
Home61, Inc.
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Home61, Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Members of:

WSCPA

AICPA

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 7 of the financial statements, Home61, Inc. has generated no significant revenue to date, relies on outside sources to fund operations, and has incurred significant, recurring losses. Accordingly, substantial doubt is raised about Home61, Inc. ability to continue as a going concern.

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

September 27, 2017

Home61, Inc.
Consolidated Balance Sheets
December 31, 2016 and 2015
(unaudited)

ASSETS

		December 31, 2016		December 31, 2015
Current Assets:				
Cash	$	838,087	$	563,048
Receivables from client		900		9,250
Total current assets		838,987		572,298
Property, plant and equipment, net		12,711		16,545
Other Assets				
Deposits		19,087		19,087
Loan Receivable - related party		70,000		-
Total other assets		89,087		19,087
Total Assets	$	940,785	$	607,930

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable and accrued expenses	$	14,434	$	14,963
Total liabilities		14,434		14,963
Commitments & Contingencies		-		-
Stockholders' Equity:				
Convertible peferred stock, $0001 par value; 292,398 shares authorized, 289,531 and 289,531 shares issued and outstanding, respectively		29		29
Common stock, $.0001 par value; 2,292,398 shares authorized, 1.492,500 issued, 1,461,250 outstanding (31,250 shares in treasury)		149		149
Additional paid-in capital		1,305,243		1,302,313
Treasury stock (31,250 shares at $.10 cost)		(3,125)		(3,125)
Shares to be issued		1,159,972		-
Accumulated deficit		(1,516,286)		(703,809)
Non-controlling interest		(19,631)		(2,590)
Total Stockholders' Equity		926,351		592,967
Total Liabilities & Stockholders' Equity	$	940,785	$	607,930

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Home61, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2016 and 2015
(unaudited)

	Year ended December 31,	
	2016	2015
Revenue	$ 1,028,899	$ 625,529
Realtor agent commissions	469,391	362,755
Gross income	559,508	262,774
Expenses:		
Payroll	472,028	342,318
Advertising and promotion	556,590	279,169
Professional fees	157,573	68,087
Rent & facility costs	55,058	37,308
Depreciation	3,834	2,572
Share-based compensation	2,931	2,563
Insurance	41,961	28,476
General and administrative	101,748	73,191
Total operating expenses	1,391,723	833,684
Net loss from operations	(832,215)	(570,910)
Other income (expense)		
Other income	2,696	2
Net loss before provision for income tax	(829,519)	(570,908)
Provision for income taxes	-	-
Net loss	(829,519)	(570,908)
Net loss attributed to non-controlling interest	(17,042)	(15,048)
Net loss attributed to Home61, Inc.	$ (812,477)	$ (555,860)
Loss per common share	$ (0.57)	$ (0.39)
Weighted average number of shares outstanding - Basic and fully diluted	1,461,250	1,461,250

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Home61, Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2016 and 2015
(unaudited)

	Common Stock		Preferred Stock		Additional Paid in Capital	Treasury Stock		Non-controlling Interest	Shares to be Issued	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount				
Balance - December 31, 2014	**1,492,500**	**$ 149**	**-**	**$ -**	**$ 311,101**	**31,250**	**$ (3,125)**	**$ 12,458**	**$ -**	**$ (147,949)**	**$ 172,634**
Shares issued at $3.42 ($.0001 par)			289,126	29	988,649						988,678
Stock Options Issued (Home61 Miami, Inc.)					2,563						2,563
Net loss	-		-					(15,048)		(555,860)	(570,908)
Balance December 31, 2015	**1,492,500**	**149**	**289,126**	**29**	**1,302,313**	**31,250**	**(3,125)**	**(2,590)**	**-**	**(703,809)**	**592,967**
Common stock subscriptions, to be issued									1,159,973		1,159,973
Stock Options Issued (Home61 Miami, Inc.)					2,930						2,930
Net Loss								(17,041)		(812,478)	(829,519)
Balance - December 31, 2016	**1,492,500**	**$ 149**	**289,126**	**$ 29**	**$ 1,305,243**	**31,250**	**$ (3,125)**	**$ (19,631)**	**$ 1,159,973**	**$ (1,516,287)**	**$ 926,351**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Home61, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(unaudited)

| | Year ended December 31, | |
	2016	2015
Cash flows from operating activities:		
Net loss	$ (829,519)	$ (570,908)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Depreciation & amortization expense	3,834	2,572
Stock based compensation	2,930	2,563
Change in assets and liabilities		
Accounts payable and accrued expenses	(528)	(665)
Security deposit	-	(19,087)
Other receivables	(61,650)	(7,750)
Net cash used by operating activities	(884,933)	(593,275)
Cash flows from investing activities:		
Purchase of PP&E	-	(15,539)
Net cash used by investing activities	-	(15,539)
Cash flows from financing activities:		
Proceeds from sales of stock	1,159,972	988,678
Purchase of treasury stock	-	(3,125)
Net cash provided by financing activities	1,159,972	985,553
Net increase (decrease) in cash	275,039	376,739
Cash at beginning of period	563,048	186,309
Cash at end of period	$ 838,087	$ 563,048
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes		

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Home 61, Inc. (Home61, Inc., collectively with its majority owned subsidiary, Home61 Miami, Inc. referred to herein as "Home61" or "the Company") a Delaware corporation, was incorporated in March 2014. Home61 is an online real estate brokerage firm that is changing the way people buy, sell and rent homes by automating and streamlining the real estate process for both the client and agent to make finding a home a great experience regardless of budget. Clients simply browse, select and receive a call within the hour from a live Home61 account manager who will match you with a licensed and professional Home61 Agent who speaks your language — English, Spanish, Portuguese, French or Turkish. By automating marketing, advertising, lead generation, execution of legal documents as well as scheduling tours of listings, our agents are able to focus on what matters most, the customer and not their commission.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiary corporation (Home61 Miami, Inc., a Florida corporation), after elimination of all material intercompany accounts, transactions, and profits.

The Company does not currently own 100% of its subsidiary, however it recognizes a non-controlling interest attributed to the interest controlled by outside third parties. The Company will recognize 100% of the assets and liabilities of the entity, and disclose the non-controlling interest. The consolidated statements of income and comprehensive income will consolidate the subsidiary's full operations, and will separately disclose the elimination of the non-controlling interest's allocation of profits and losses.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
    Persuasive evidence of an arrangement exists;
    Services have been rendered;
    The fee for the arrangement is fixed or determinable; and
    Collectability is reasonably assured.

Persuasive Evidence of an Arrangement—The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Services Have Been Performed—The Company performs all services prior to recognizing revenue. Typically, all realtor related services are completed at the time the real estate transaction is closed.

The Fee for the Arrangement Is Fixed or Determinable—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written real estate contract.

Collectability Is Reasonably Assured—The Company determines that collectability is reasonably assured prior to recognizing revenue. Collectability is reasonably reassured because the real estate commissions are typically collected by a third-party escrow agent, from the proceeds of the transaction, at the time the real estate transaction is closed.

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Property & Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Office equipment and Furniture 3 to 7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of shares outstanding. To the extent that stock options and warrants are anti-dilutive, they are excluded from the calculation of diluted loss per share. For 2016 and 2015, the Company excluded 38,733,333 shares of common stock issuable upon the exercise of outstanding stock options and fixed-rate convertible debt from the calculation of net loss per share because the effect would be anti-dilutive.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Net Income (Loss) Per Common Share

Basic income or loss per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options and restricted stock awards. Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. Forr 2016 and 2015, the Company excluded 333.173 shares of common stock issuable upon the exercise of outstanding stock options and convertible preferred shares from the calculation of net loss per share because the effect would be anti-dilutive.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of December 31, 2016, the Company's cash and cash equivalents were deposited primarily in one financial institution.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled $256,950 for 2016 and $279,169 for 2015.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2. LOAN RECEIVABLE - RELATED PARTY

During 2016, the Company loaned an affiliated related-party entity, owned and operated by a significant shareholder in the Compnay, an aggregate total of $70,000. The loan is considered fully receivable, is non-interest bearing, and is payable upon demand. The affiliated entity provides marketing and support services, and beginning in 2017, is paid $25,000 per month by Home61, Inc. as consideration for its services to the Company.

Note 3. PROPERTY, PLANT AND EQUIPMENT (NET)

	2016	2015
Office Furniture and Equipment	5,767	5,767
Leasehold Improvements	13,350	13,350
	19,117	19,117
Accumulated Depreciation	(6,406)	(2,572)
Property & Equipment, net	$ 12,711	$ 16,545
Depreciation Expense	$ 3,834	$ 2,572

Note 4. INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2016	December 31, 2015
Statutory federal income tax rate	35 %	35 %
State income taxes, net of federal taxes	5.5 %	5.5 %
Valuation allowance	(40.5) %	(40.5) %
Effective income tax rate	- %	- %

	December 31, 2016	December 31, 2015
Deferred tax assets, net:		
Net operating loss carryforwards	1,512,000	852,000
Valuation allowance	(1,512,000)	(852,000)
Net deferred tax assets	-	-

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

As of December 31, 2016, the Company has a net operating loss carryforward of approximately $1,533,000 to reduce future federal taxable income which begins to expire in the year 2034. The Company is also subject to corporate taxes in the State of Florida which has similar net operating loss carryover provisions which start to expire in the year 2034. The Company's deferred tax asset and related valuation allowance increased roughly $660,000 from December 31, 2015 to December 31, 2016.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2014 are subject to federal and state tax examinations and the Company is current on its federal and state tax filing obligations.

Note 5. STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2016 the Company has 2,292,398 authorized shares of common stock with a par value of $.0001, of which 1,461,250 are issued and outstanding.

During 2016, the Company received aggregate proceeds in the amount of $1,159,973 related to subscription agreements for shares of the Company's common stock. This balance is classified as "Shares to be issued" on the Company's balance sheet and all shares were issued subsequent to December 31, 2016.

During 2015 and 2016, the Company's wholly-owned subsidiary, Home61 Miami, Inc., issued an aggregate 43,957 common stock options to two of its employees. These options are exercisable at $.13 per and expire on March 1, 2025. 25% of the total outstanding options vested on March 1, 2017 and the remaining options vest at 2.083% per month until expiration. Using the Black-Scholes pricing model, the Company estimated an option value in the amount of $24,603 (assuming a stock price of $.56, which was the last private issuance of the Company's common shares, an average term of 9.25 years, estimated volaitlity of 200%, and a discount rate of 7.45%). The Company recognized share-based expense in the amounts of $2,563 and $2,930 during 2015 and 2016, respectively, related to these options. The remaining $19,109 will be expensed ratably over the life of the options.

In fiscal 2014 , the board of directors authorized the repurchase of 31,250 shares of the Company's common stock from a former employee, which may be used to meet the Company's common stock requirements for its stock benefit plans. These shares remain in treasury.

Preferred Stock

The Company has designated one class of preferred stock and has authorized a total of 292,398 preferred shares with a par value of $.0001 as of December 31, 2015 and 2016. During 2015, the Company issued 289,216 shares of preferred stock for aggregate proceeds of $988,678. The preferred shares have liquidiation preference and are convertible into common stock at a 1:1 ratio, with a conversion price that fluctuates based on additional issuances of preferred stock.

Note 6. OPERATING LEASES

The Company leases its office facilities under a long-term, non-cancellable operating lease agreement. The initial term of the lease was for the period June 15, 2015 to June 14, 2017. However, on September 16, 2016, the lease agreement was amended to extend the term of the lease for an additional three years, ending June 14, 2020. In the normal course of business, it is expected that this lease will be renewed or replaced by a lease on another property. The leases provide for increases in future minimum annual rental payments. Lease expense totaled $55,058 and $37,308 during 2016 and 2015, respectively.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year ended December 31,	
2017	51,010
2018	52,540
2019	54,116
2020	27,458
Total:	185,123

Note 7. BASIS OF REPORTING - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,516,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to increase its real estate brokerage income, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 8. SUBSEQUENT EVENTS & DATE OF MANAGEMENT'S REVIEW

The Company evaluated subsequent events through September 27, 2017, the date these financial statements were available to be issued and identified the following for disclosure:

During February 2017, the Company increased its authorized number of common shares to 2,410,039 and the number of authorized preferred shares to 948,789. The par values remained unchanged.

During 2017, the Company signed a service agreement with a Company controlled by a related party for payments of $25,000 per month as consideration for advertising and other management and marketing services.

During August 2017, the Company further increased its authorized number of common shares to 3,189,136.